Filed Pursuant to Rule 433

Issuer Free Writing Prospectus dated February 7, 2024

Relating to Preliminary Prospectus Supplement dated February 6, 2024

Registration Statement No. 333-259447

REKOR SYSTEMS, INC.

Update to Preliminary Prospectus Supplement

Dated February 6, 2024

This free writing prospectus relates only to the follow-on public offering of common stock of Rekor Systems, Inc. (the “Company”) and should be read together with the preliminary prospectus supplement filed on February 6, 2024 related to this offering (the “Preliminary Prospectus Supplement”) and the accompanying prospectus, included in the registration statement on Form S-3 (File No.  333-259447) relating to these securities, which may be accessed through the following link:

https://www.sec.gov/Archives/edgar/data/1697851/000119312524025341/d707134d424b5.htm

References to the “Company,” “we,” “us” or “our” are used in the manner described in the Preliminary Prospectus Supplement. The following information supplements and updates the information contained in the Preliminary Prospectus Supplement.

The following updates and replaces, in their entirety, the fourth and fifth paragraphs under the caption “Risk Factors – Risks Related to Our Business – We may from time to time be involved in, subject to, or threatened with legal proceedings related to, or incidental to the conduct of, our business, including, but not limited to, a complaint recently filed by H.C. Wainwright & Co., LLC in connection with a prior engagement” appearing on pages S-10 and S-11 of the Preliminary Prospectus Supplement:

Independent of its claim arising from the July Warrant Exercise Transaction, our understanding is that HCW disagrees with our conclusions with respect to the termination of our engagement letter with them and the consequences of such termination, if any, including the possible survival of the tail and the ROFR. On February 6, 2024, after we publicly filed the preliminary prospectus supplement related to this offering, we received an email from counsel to HCW, containing a reminder to us that their claims apply to this offering as well as a written threat to file a claim for breach of contract should we proceed with the consummation of this offering. If such a claim is made after consummation of this offering, we believe any such claim would be without merit and we intend to vigorously defend against any such claims.

With respect to HCW’s existing claim, and if any claims are brought relating to this offering as threatened, we are unable at this time to predict the outcome of such claims, or their effect on us or our financial position. The assessment of the outcome of any legal proceeding, including our potential liability, if any, is a highly subjective process that requires judgments about future events that are not within our control. In addition, defense and settlement costs for any legal proceeding can be substantial, even with respect to claims that have no merit.

The Company has filed a registration statement (including the Preliminary Prospectus Supplement and accompanying prospectus) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Company has filed with the SEC for more complete information about the Company and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, a copy of the Preliminary Prospectus Supplement and accompanying prospectus may be obtained by contacting William Blair & Company, L.L.C., Attention: Prospectus Department, 150 North Riverside Plaza, Chicago, Illinois 60606, by telephone at (800) 621-0687 or by email at prospectus@williamblair.com.